Exhibit 99.1

China Yuchai International Announces Board and Management Changes

Singapore, Singapore – November 21, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that arising from Mr. Gao Jia Lin’s retirement from his position as Senior Vice President of Hong Leong Asia Ltd., China Operation, he will be relinquishing his position as a Director and as Vice President of the Company with immediate effect. Concurrently, Mr. Tan Wan Hong, who holds the position of Group General Manager of the Company will be redesignated as Chief Operating Officer.

Mr. Gao was appointed a director of China Yuchai in 1995 and assumed the position of Vice – President in 2002. Mr. Teo Tong Kooi, China Yuchai’s President, said “On behalf of the Board and Company, we thank Jia Lin for his invaluable contributions over the years to China Yuchai and we wish him all the best for his retirement.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com